Exhibit 99.25

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Mayfair Gold Corp. (the “Company”)

489 MacDougall Street

Matheson, Ontario

P0K 1N0

ITEM 2	Date of Material Change

January 28, 2025.

ITEM 3	News Release

The Company disseminated the news release reporting the material change described in this report through the facilities of CNW Group Ltd. on January 28, 2025 and subsequently filed the news release on the Company’s SEDAR+ profile at www.sedarplus.ca.

ITEM 4	Summary of Material Change

On January 28, 2025, the Company announced that its board of directors (the “Board”) has appointed Mr. Nicholas Campbell as the new Chief Executive Officer (“CEO”) of the Company effective January 27, 2025.

ITEM 5	5.1 Full Description of Material Change

The Company announced that Mr. Nicholas Campbell has been appointed as CEO of the Company effective January 27, 2025. Mr. Campbell succeeds Mr. Darren McLean, who has served as interim CEO since July 7, 2024, and will remain Chairman of the Board.

Mr. Campbell has moved into the CEO role to lead the Company as it advances the Fenn-Gib gold project in Ontario, Canada and shifts its focus at Fenn-Gib from exploration to development and production, and works to add to the technical depth of the management team with the goal of releasing a Pre-Feasibility Study for the Fenn- Gib project in the second half of 2025.

Mr. Campbell has more than 20 years of experience in the mining, minerals, and metals industry, and has held several leadership positions. Prior to joining the Company, Mr. Campbell was Vice President of Capital Markets of Artemis Gold Inc., an emerging gold producer in British Columbia, Canada. Prior to that, Mr. Campbell served as Executive Vice President of Business Development of SilverCrest Metals Inc. and Chief Financial Officer of Goldsource Mines Inc.

The Company has granted Mr. Campbell 175,000 incentive stock options under the Company’s share option plan at an exercise price of $1.70. The options vest 1/3 on each of the date of grant and the first and second anniversary of the date of grant, and are exercisable for a five-year term expiring on January 28, 2030.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance on Section 7.1(2) of National Instrument 51-102 of the Act

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Nicholas Campbell

CEO

Tel: +1 (800) 342-6705

ITEM 9	Date of Report

February 4, 2025.